Exhibit 99.1

Aegean Marine Petroleum Network Inc. Announces the Appointment of Manolis Chochlakis as Chief Operating Officer and Business Expansion in Germany

NEW YORK, December 21, 2017 - Aegean Marine Petroleum Network Inc. (the "Company" or "Aegean") (NYSE: ANW), a leading international marine fuel logistics company, today announced the appointment by the Board of Directors of Manolis Chochlakis as the Company's Chief Operating Officer (COO) with immediate effect.
"We are delighted to confirm the promotion of Manolis Chochlakis to this key position" said Yiannis Papanicolaou, Chairman of the Board of Aegean.
Jonathan McIlroy, President, added, "Manolis is uniquely well-placed to step into this key role at an important juncture for the future development of Aegean's physical supply and back-to-back trading businesses. He has worked in a number of leading roles in Aegean's physical supply business and has been pivotal to the management and business development of Aegean in North and South America, while based in our offices in New York. We are confident that Manolis will be a driving force in the coming years at Aegean."
Manolis Chochlakis has 26 years of experience in oil trading, operations, shipping and the bunker industry. Over the course of his career he has worked from London, Geneva, New York and Athens. Manolis' career at Aegean spans 9 years in a variety of roles in the physical supply side of the business. The past three years have been spent in New York as head of the group's activities and expansion in the Americas while also contributing to the oversight of Aegean's global oil storage facilities. During his tenure in the USA, Aegean has launched its physical supply operations in Los Angeles and Long Beach, the US Gulf, as well as expanded its presence on the Eastern Seaboard from New York Harbor to Savannah, Georgia. The Company has also inaugurated a back-to-back trading and supply center in Rio de Janeiro.
"I am excited to be stepping into this role and look forward to working with the rest of the senior management team as we reposition Aegean's global platform to deal with the challenges of today's bunker markets" said Mr. Chochlakis.
"As COO of Aegean Marine Petroleum, I will endeavor to deliver further upon the cost savings and operational efficiencies which have been our focus since mid-2017. I am confident that as COO in conjunction with our executive management, we can propel Aegean's future strategic growth and consolidate the group's position as the leading independent physical supplier of marine fuels worldwide."

New Physical Supply Operation in Kiel
Aegean announced the appointment of Mr. Chochlakis as COO alongside the news that the group will start a new physical supply operation on the Kiel Canal in Germany in January 2018.
The new physical supply operation in Kiel represents the latest stage of Aegean's expansion in the German and Baltic Sea bunker market which started in 2015 when the group became a physical supplier in the Port of Hamburg.
"The new operation in Kiel underlines that Aegean is committed to expanding its global physical supply operations. Since our successful debut in the German market in Hamburg we have expanded our presence in the region by adding operations in Rostock in early 2017 and with the launch of Kiel in January 2018" said Mr. Chochlakis.
"In the course of 2018, the market will see more developments in the Aegean physical supply platform as we optimize the existing network and innovate in new locations".
About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 30 markets and a team of professionals ready to serve its customers wherever they are around the globe.  For additional information please visit:  www.ampni.com

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "will," "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the Company's ability to manage growth, the Company's ability to maintain its business in light of its proposed business and location expansion or other changes, the Company's ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which the Company may become a party, adverse conditions in the shipping or the marine fuel supply industries, the Company's ability to retain its key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, the Company's ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which the Company operates, and the world in general, the Company's failure to hedge certain financial risks associated with its business, the Company's ability to maintain its current tax treatments and the Company's failure to comply with restrictions in its credit agreements and other factors. Please see the Company's filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Company
Aegean Marine Petroleum Network Inc.
Tel. +1-212-430-1098
Email: investor@ampni.com

Investor Relations / Media Advisor
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
Tel. +1-212-661-7566
Email: aegean@capitallink.com